

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Julie Whalen
Chief Financial Officer
Expedia Group, Inc.
1111 Expedia Group Way W
Seattle, WA 98119

> **Re: Expedia Group, Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 001-37429**

Dear Julie Whalen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation